United States Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of
June 2005

Valley of the Rio Doce Company

(Translation of Registrant’s name into English)

Avenida Graça Aranha, No. 26
20005-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☑       Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐       No ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐       No ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐       No ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

Press Release
Signatures

PROPOSAL FOR THE AMENDMENT OF THE BY-LAWS
TO BE DISCUSSED AT A GENERAL SHAREHOLDERS MEETING

To all Shareholders,

The management of Companhia Vale do Rio Doce (“CVRD” or “Company”) hereby presents to you, the shareholders, its proposal to amend the Company’s By-laws, to introduce principles and concepts required under the Sarbanes-Oxley Act of 2002, Rule 10A-3 under the Securities Exchange Act of 1934 and Rule 303A.06 of the Listed Company Manual of the New York Stock Exchange, to the extent they do not conflict with the Brazilian applicable laws, and other improvements designed to comply with best practices of corporate governance as mentioned below:

1) Chapter IV – Administration

(i) Modify the wording of items VIII, XIII, XVII, XVIII, XIX, XX, XXII, XXIII, XXIV and XXXIII of Article 14 as follows:

VIII — exclude the expression “investments”;

XIII – include the expression “corporate risks and”;

XVII — increase the conselho fiscal’s powers and duties;

XVIII — insert the expression “and for the Ombud” and substitute the expression “which will be subordinated” for “which will subordinate”;

XIX — provide that the Board of Directors shall review all the reports prepared by the internal auditors, and determine the adoption of any necessary measures;

XX — exclude the expression “and ethical conduct ”;

XXII — include the power to approve any employee codes of conduct, based on ethical and moral standards as set forth in the Company’s code of ethics;

XXIII — include the power to approve (a) any policies designed to avoid conflicts of interest between the Company and its shareholders or its officers, as well as (b) the adoption of measures to address such conflicts;

XXIV — substitute the expression “such as” for “especially those related to” and include the expression “labor”; and

XXXIII — include the power to discuss the conselho fiscal’s recommendations related to matters within its competence under these by-laws and applicable law.

(ii) Replace the word “Audit” by “Accounting” in Article 15.

(iii) Include the expression “of corporate risks and” in the text of Article 23.

(iv) Replace the word “Audit” for “Accounting” and exclude the expression “of independent auditors and” in item I of Article 24.

(v) Exclude the expression “of investments”, in item V of article 32.

(vi) Include one more attribution for the Executive Board described in Article 34, related to the hiring of lawyers, consultants and analysts requested by the with the conselho fiscal.

2) Chapter V – Conselho Fiscal

Amend the wording of Article 39, by inserting paragraphs 1 to 3, providing for the new attributions of the conselho fiscal, in addition to those already established in Law # 6.404 from 1976.

The Proposal is designated to ensure the compliance of the Company’s By-Laws with the Sarbanes-Oxley Act provisions applicable to all listed companies in the United States.

Upon the approval of this proposal, items VIII, XIII, XVII, XVIII, XIX, XX, XXII, XXIII, XXIV and XXXIII of Article 14, Article 15, item I of Article 23, item I of Article 24, item V of Article 32, item IV of Article 34 and Article 39 and its new paragraphs of CVRD’s By-laws will come into effect, with the following wording:

“Article 14 — The Board of Directors shall be responsible for:

(...)

VIII.	approving the company’s annual and multi-annual budgets, submitted to it by the Executive Board;

(...)

XIII.	approving the corporate risks and financial policies of the company submitted by the Executive Board;

(...)

XVII.	selecting and removing independent auditors, based on the conselho fiscal’s recommendation, according to item(ii) of §1º of Article 39;

XVIII.	appointing and removing the employee responsible for the internal auditing and for the [Ombud] of the company, who shall report directly to the Board of Directors;

XIX.	approving the policies and the annual audit plan of the company submitted to it by the head of internal audit, as well as reviewing reports submitted by such persons and approving the adoption of any necessary measures ;

XX.	overseeing the management of the company by the Executive Officers and, at any time, examining the books and papers of the company, requesting information about contracts signed, or about to be signed, and concerning other actions in order to ensure the financial integrity of the company;

(...)

XXII.	approving the employee codes of conduct, based on ethical and moral standards mentioned on the Company’s code of ethics;

XXIII.	approving (a) policies to void conflicts of interest between the Company and its shareholders or its officers, as well as (b) approving the adoption of necessary measures in the event such conflicts occur;

XXIV.	approving the company’s policies relating to corporate responsibility, in particular those related to: the environment, health, labor, safety and social responsibility, as submitted by the Executive Board;

(...)

XXXIII.	deliberating on the conselho fiscal’s recommendations related to matters within its competence under these By-Laws and applicable law.

(...)

Article 15 — The Board of Directors, shall have, for support on a permanent basis, 5 (five) technical advisory committees, denominated as follows: Executive Development Committee, Strategic Committee, Finance Committee, Accounting Committee and Governance and Ethics Committee.

(...)

Article 23 — The Finance Committee shall be responsible for:

I — issuing reports on the corporate risks and financial policies and the internal financial control systems of the company;

(...)

Article 24 — The Accounting Committee shall be responsible for:

I — submitting proposed nominations of the head of internal audit of the company to the Board of Directors;

(...)

Article 32 — The Executive Board shall be responsible for:

(...)

V — preparing and submitting the company’s annual and multi-annual budgets to the Board of Directors, and executing the approved budgets; (...)

Article 34 — The Executive Officers shall be responsible for:

(...)

IV — hiring lawyers, consultants and analysts requested by the conselho fiscal under §2º of Article 39.

(...)

Article 39 — The conselho fiscal shall exercise the functions attributed to it by prevailing legislation and the provisions contained in these By-laws and be regulated by its own charter to be approved by its members.

§ 1º — the conselho fiscal’s Charter shall grant it the following powers, in addition to the powers already established in Law #6,404/76:

(i) to establish the procedures to be adopted by the company related to the receipt, retention and treatment of complaints received by the issuer regarding accounting, internal accounting controls or auditing matters, and to guarantee the confidential, anonymous submission by employees of the issuer of concerns regarding questionable accounting or auditing matters;

(ii) to recommend and to assist the Board of Directors in the selection, remuneration and supervision of the external auditors of the company;

(iii) to deliberate concerning the contracting of new services to be rendered by the independent auditors of the Company; and

(iv) to supervise and evaluate the work of the external auditors, and to direct the management of the company concerning the retention and compensation of the external auditors, as well as mediating any conflicts between the external auditors and the management of the company regarding it’s the Company’s financial statements.

§ 2º — For the proper exercise of its duties, the conselho fiscal shall have the power to direct the company to hire or contract lawyers, advisors and analysts for the conselho fiscal, and to provide other resources that are necessary for the performance of its functions, in keeping with the budget, proposed by the conselho fiscal and approved by the Board of Directors, to the extent it does not conflict with §8º of Article 163 of Law # 6.404/76.

§3º — Members of the conselho fiscal shall report, within at least thirty days prior to the Annual Shareholders Meeting, on their analysis of the management report and the financial statements.”

We hereby submit the above proposal for the amendment of the By-laws to you, the shareholders, for approval.

Rio de Janeiro, June 23, 2005.

Management.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)
Date: June 28, 2005	By:	/s/ Fabio de Oliveira Barbosa
Fabio de Oliveira Barbosa
Chief Financial Officer